Exhibit (d)(5)

EGA Emerging Global Shares Trust

Fee Reimbursement Agreement

THIS AGREEMENT (the “Agreement”) is made by Emerging Global Advisors, LLC (the “Adviser”), investment adviser to the EGShares Asia Consumer Demand ETF (the “Fund”), a series of EGA Emerging Global Shares Trust (the “Trust”), effective as of the 12th day of August, 2015.

WHEREAS, the Adviser has entered into an investment advisory agreement (“Advisory Agreement”) with the Trust pursuant to which the Adviser provides investment advice and management services to the Fund for which the Adviser is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Adviser has determined to assume certain expenses of the Fund.

NOW, THEREFORE, by execution of this Agreement, intending to be legally bound hereby, the Adviser agrees as follows:

The Adviser hereby agrees to reimburse the Fund an amount equal to the net advisory fee the Adviser receives from any fund for which the Adviser acts as investment adviser and in which the Fund invests. The reimbursement shall be calculated on an asset-weighted basis in accordance with Item 3, Instruction 3(f)(ii), of Form N-1A.

This Agreement may not be assigned by the Adviser without the prior consent of the Trust. This Agreement cannot be terminated except with the approval of the Fund's Board of Trustees, and shall automatically terminate upon the termination of the Advisory Agreement or in the event of merger or liquidation of the Fund.

Emerging global advisors, llc

By: /s/ Robert C. Holderith

Name and Title: Robert C. Holderith

                             President